8-3-2004

04016666

UF 7-30-04

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED JUL 29 2004 WASHINGTON, D.C. 152

SEC FILE NUMBER
8- 51281

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2003 (MM/DD/YY) AND ENDING May 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Max International Broker/Dealer Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Maiden Lane, Suite 503
(No. and Street)

New York, (City) N.Y. (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Isolano (212) 809-3267
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acquavella, Chiarelli, Shuster & Co., LLP
(Name – *if individual, state last, first, middle name*)

517 Route One, (Address) Iselin, (City) N.J. (State) 08830 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Isolano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Max International Broker / Dealer Corp., as of May 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA BLOOM
NOTARY PUBLIC, STATE OF NEW YORK
No. 01BL6109041
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES APRIL 26, 2008

Signature

C.E.O

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAX INTERNATIONAL BROKER DEALER CORP.

SUPPLEMENTARY INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

MAY 31, 2004

ACS & Co. Acquavella, Chiarelli, Shuster & Co., LLP
Certified Public Accountants

ACS & Co. Acquavella, Chiarelli, Shuster & Co., LLP
Certified Public Accountants

517 Route One
Iselin, NJ 08830
732.855.9600
FAX 732.855.9559
E-Mail: acs@acsaccounting.com

Member
American Institute of
Certified Public Accountants
Quality Review Division

New Jersey State Society of
Certified Public Accountants

New York State Society of
Certified Public Accountants

SUPPLEMENTARY INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Shareholders and Board of Directors of **Max International Broker Dealer Corp.**:

In planning and performing our audit of the financial statements of **Max International Broker Dealer Corp.** (the "Company") for the year ended May 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structures.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g)(i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11); and for determining compliance with the provisions of rule 15c-3-3. We did not review the practices and procedures followed by the Company, (i) in making quarterly securities examinations, counts, verifications, and comparisons; (ii) in the recordation of differences required by rule 17a-13; and (iii) complying with the requirements of prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred in to the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at May 31, 2004, to meet the Securities and Exchanges Commission's objectives.

This report recognizes that it is not practicable in an organization the size of **Max International Broker Dealer Corp.** to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster & Co. LLP

Iselin, New Jersey
June 23, 2004

MAX INTERNATIONAL BROKER DEALER CORP.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2004

MAX INTERNATIONAL BROKER DEALER CORP.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2004

TABLE OF CONTENTS

ACS & Co. Acquavella, Chiarelli, Shuster & Co., LLP
Certified Public Accountants

517 Route One
Iselin, NJ 08830
732.855.9600
FAX 732.855.9559
E-Mail: acs@acsaccounting.com

Member
American Institute of
Certified Public Accountants
Quality Review Division

New Jersey State Society of
Certified Public Accountants

New York State Society of
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
Max International Broker Dealer Corp.:

We have audited the financial condition of **Max International Broker Dealer Corp.** (the "Company") as of May 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Max International Broker Dealer Corp.** as of May 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster & Co. LLP

Iselin, NJ
June 23, 2004

MAX INTERNATIONAL BROKER DEALER CORP.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2004

ASSETS

Cash and cash equivalents	$308,415
Deposit with clearing broker	100,000
Receivable from broker-dealer	5,593
Property and equipment at cost,	
less accumulated depreciation of $88,420	33,192
Other assets	24,467
Total assets	$471,667

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Bank credit line	$ 15,000
Payable to clearing broker	36,299
Accounts payable and accrued expenses	90,996
Securities sold not yet purchased, at market value	2,100
Income taxes payable	45,549
Total liabilities	189,944
Shareholders' equity:	
Common stock $0.2075 par value, 200,000 shares authorized,	
117,000 shares issued, 18,000 outstanding	24,278
Additional paid-in capital	11,425
Retained earnings	266,563
Less: Common stock in treasury, 99,000 shares, at cost	(20,543)
Total shareholders' equity	281,723
Total liabilities and shareholders' equity	$471,667

The accompanying notes are an integral part of these financial statements.

MAX INTERNATIONAL BROKER DEALER CORP.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MAY 31, 2004

1. **Organization and Nature of Business**

Max International Broker Dealer Corp. (the "Company") began doing business as a registered broker-dealer in securities in April 1999. In this capacity, the Company executes both principal and agency transactions for itself and its customers. The Company forwards all customer transactions to other broker-dealers and clearing brokers on a fully disclosed basis. The Company does not hold funds or securities for customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

2. **Summary of Significant Accounting Policies**

a) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value.

b) Revenue Recognition and Commissions

The Company executes all of its customer trades through other member firms and records all securities transactions on a trade-date basis. The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

c) Depreciation and Amortization

Furniture and equipment are stated at cost. Depreciation is computed primarily using the straight line method over the estimated useful lives of the related assets.

MAX INTERNATIONAL BROKER DEALER CORP.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MAY 31, 2004

2. **Summary of Significant Accounting Policies (Continued)**

d) Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

3. **Deposit with Clearing Firm**

The deposit with clearing firm consists of shares of money-market funds. Interest is paid on funds on deposit at fluctuating rates.

4. **Property and Equipment, Net**

Property and equipment consist of the following:

Leasehold improvements and office	$ 21,072
Computer equipment	45,617
Telephone equipment	45,803
Art	9,120
	121,612
Less: Accumulated Depreciation	(88,420)
	$ 33,192

Depreciation expense for the year ended May 31, 2004 is $61,786.

5. **Bank Credit Line:**

The Company has a $15,000 line of credit with Chase that was fully utilized as of May 31, 2004. The Company's available line is subject to renewal annually and is payable on demand. Interest is payable monthly at 10%. The loan is unsecured.

6. **Payable to Clearing Broker**

Amounts payable to clearing broker are for commissions earned less losses on securities transactions and any customer write offs and is unsecured.

MAX INTERNATIONAL BROKER DEALER CORP.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MAY 31, 2004

7. **Securities Sold, Not Yet Purchased**

Marketable securities sold, not yet purchased, consist of trading securities at market value, as follows:

Options and warrants	$2,100

8. **Financial Instruments**

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. The company does not apply hedge accounting as defined in FASB Statement No. 133 Accounting for derivative instruments and hedging activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the statement are not applicable with respect to these financial statements.

Fair values of forwards, swaps and options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

9. **Financial Instruments with Off-balance-Sheet Risk**

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include exchange traded and over-the-counter options. These derivative financial instruments are used to meet the needs of customers and conduct trading activities, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes only.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at May 31, 2004, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to May 31, 2004.

MAX INTERNATIONAL BROKER DEALER CORP.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MAY 31, 2004

9. **Financial Instruments with Off-balance-Sheet Risk (Continued)**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

As of May 31, 2004 the Company had no significant risk or exposure with any derivative transaction entered into for trading purposes.

10. **Concentrations of Credit Risk**

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts business.

As of May 31, 2004, there was no significant customer accounts having debit balances which presented any risk nor was there any significant exposure with any other transaction conducted with any other broker.

11. **Commitments**

The Company leases office space under two sublease agreements with a related party expiring in 2012. The leases contain provisions for escalations based on increases in certain costs incurred by the lessor. The future minimum lease payments are as follows:

Year ended May 31, 2005	$103,777
2006	107,009
2007	110,343
2008	113,328
2009	117,328
Thereafter	373,102
	$925,340

Rent expense for the year ended May 31, 2004 was $124,616.

MAX INTERNATIONAL BROKER DEALER CORP.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MAY 31, 2004

12. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2004 the Company had net capital of $223,014, which was $123,014 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital ratio was .68 to 1 and was in compliance.

13. **Rule 15c3-3**

The Company is exempt from the provisions of rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer refunds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

14. **Provision for Income Taxes**

The provision for income taxes consists of the following:

Federal	$27,750
State	12,253
Local	9,200
	$49,203

15. **Customer Bad Debts and Error Expense**

In the ordinary course of business the Company incurred significant customer write offs and trading losses due to a substantial position in a security. The Company along with its customers have filed a class action suit to recover part of the loss, the outcome of which is currently pending.